4 First American Way Santa Ana, CA 92707
Direct 714.250.6161 Fax 714.250.6917 corelogic.com

January 6, 2012

Via EDGAR

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	CoreLogic, Inc.

Form 10-K for the Fiscal Year ended December 31, 2010, Filed on March 14, 2011

Form 8-K filed on May 5, 2011

Form 10-Q for the Quarterly Period ended September 30, 2011, Filed on November 4, 2011

File No. 001-13585

Mr. Krikorian:

Thank you for your letter dated November 30, 2011 addressed to CoreLogic, Inc. (“CoreLogic” or the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the documents listed above.

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.

General

1.	We note that you submitted a request for confidential treatment. Any comments that we issue on your confidential treatment request must be resolved before you receive a Completion of Review letter on your Form 10-K.

Company response:

We acknowledge the Staff’s comment regarding our request for confidential treatment.

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January 6, 2012

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

1. We are dependent…, page 14

2.	According to your risk factor disclosure, you rely extensively on data from third-party suppliers. Please tell us and confirm that you will disclose in future filings the nature of any material arrangements with third-party data suppliers. Please advise of the consideration given to filing these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Company response:

We have over 2,000 agreements with third-party suppliers of data. We periodically review these third-party data agreements to evaluate their materiality. We consider, among other things, the type of data provided under the contract, the cost of the data, the ability to obtain the data from other sources and the anticipated needs of our business. With the exception of our reseller agreements with Experian Information Solutions, Inc., Equifax, Inc. and TransUnion Corporation, which we have filed previously as exhibits pursuant to Item 601(b)(10), we have determined that we are not substantially dependent on any of our other contracts with our third-party suppliers of data. Therefore, with the exception of these three reseller agreements, we have not filed data-related contracts as exhibits to our periodic reports pursuant to Item 601(b)(10) of Regulation S-K. We will disclose in future filings the nature of any material arrangements with third-party data suppliers and will file any agreements we deem material as exhibits to our periodic reports.

Item 6. Selected Financial Data, page 27

3.	We note that the total assets line item includes discontinued operations. In light of the significant impact of the Separation in June 2010, tell us how you considered quantifying the impact of the Separation on your total assets for each of the fiscal years presented. Refer to paragraph 2 of the instructions of Item 301 of Regulation S-K.

Company response:

We have quantified the impact of the Separation and our disposition of the employer and litigation services business within our Consolidated Balance Sheet as of December 31, 2010 and 2009 in the line item “Assets of discontinued operations (Note 19)” and in Note 19 to our financials. In addition, we have reviewed our presentation of the total assets line item in Item 6. Selected Financial Data. In future filings, we will segregate and separately disclose the total assets from discontinued operations included in our total assets line item.

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January 6, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue recognition, page 31

4.	We note your discussion of your various products and services beginning on page 4. Your current revenue recognition policy disclosures do not appear to fully disclose how you recognize revenue for each of your products and services. In this regard, we note your first sentence that most of your products are recognized at the time of delivery or performance of service. Please tell us how you considered providing disclosure of the other three criteria of revenue recognition under SAB 104, as well as how the four criteria specifically relate to each of your products and services. In your response, please also tell us your considerations of identifying the specific services recognized under the subscription method and those products and services recognized under other methods. Also tell us in greater detail about the tax service fee revenue and the impact of this revenue to your total revenue in each of the past three years.

Company response:

We derive our revenues principally from U.S. mortgage originators and servicers with good creditworthiness. Our product and service deliverables are generally comprised of data or other related services. Our revenue arrangements with our customers generally include a work order or written agreement specifying the data products or services to be delivered and related terms of sale including payment amounts and terms. The primary revenue recognition-related judgments we exercise are to determine when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) our price to the buyer is fixed or determinable; and (4) collectability is reasonably assured.

For products or services where delivery occurs at a point in time, we recognize revenue upon delivery. These products or services include sales of tenancy data and analytics, credit solutions for mortgage and automotive industries, under-banked credit services, flood data and services, real estate owned asset management, claims management, default services, broker price opinions, and field services where we perform property preservation services.

For products or services where delivery occurs over time, we recognize revenue ratably on a subscription basis over the contractual service period once initial delivery has occurred. Generally these service periods range from one to three years. Products or services recognized on a license or subscription basis include information and analytic products, flood database licenses, realtor solutions, and lending solutions.

Tax service revenues are comprised of two types of fees: (1) periodic loan fees and (2) life-of-loan fees. For periodic loans, we generate monthly fees at a contracted fixed rate for as long as we service the loan. Loans serviced with a one-time, life-of-loan fee are billed once the loan is boarded to our tax servicing system in accordance with a customer tax servicing agreement.

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January 6, 2012

Life-of-loan fees are then deferred and recognized ratably over the expected service period. The rates applied to recognize revenues assume a 10-year contract life and are adjusted to reflect prepayments. We review the tax service contract portfolio quarterly to determine if there have been changes in contract lives, expected service period, and/or changes in the number and/or timing of prepayments. Accordingly, we may adjust the rates to reflect current trends. Tax service revenues and their impact to total revenues are as follows:

(In thousands)	2010	2009	2008
Tax Services Revenue	237,949	256,078	233,000
Total Operating Revenue as reported	1,623,272	1,700,692	1,542,988
Tax Service Revenue as a percentage of
Total Operating Revenue	14.7%	15.1%	15.1%

In future filings we will include expanded disclosure related to revenue recognition in our critical accounting policies and in the notes of our consolidated financial statements.

Results of Operations

Business and Information Services, page 35

5.	We note your presentation of EBITDA on pages 35, 38, and 40. Please tell us your considerations of providing related disclosures for this non-GAAP measure. Refer to Item 10(e) of Regulation S-K and Question 103.02 of our Compliance and Disclosure Interpretations relating to non-GAAP financial measures.

Company response:

We have reviewed our presentation of EBITDA on pages 35, 38 and 40 and have concluded not to present EBITDA in our future periodic reports, including our Form 10-K for the year ended 2011. As EBITDA is not a GAAP measure and is not discussed in our MD&A presentation, we will no longer present this measure in our future periodic filings. However, management believes that EBITDA and certain other non-GAAP financial measures provide additional insight into the operational performance of the Company relative to earlier periods. As a result, with the Staff’s permission, we intend to continue to present non-GAAP financial measures in our earnings releases, together with the appropriate reconciliations.

6.

In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, on page 36, your disclosures identify a decrease of $31.6 million in 2010 compared to 2009 in your mortgage origination services group operating revenues. Your disclosures only quantify that acquisition activity contributed $21.2 million in 2010. As such, it would appear that existing business revenue decreased $52.8 million in 2010 compared to 2009. Your current disclosures do not appear to quantify this significant decrease. In addition, we note your disclosure under external cost of revenues on page 36 for your mortgage origination services group, that it decreased $5.6 million in 2010 compared to 2009, and you disclose that acquisition activity generated external cost of revenues of $13.2 million in 2010. In this case, it appears your disclosures are quantifying an increase, yet the cost of revenues decreased year over year. Also, please note that prefacing the

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January 6, 2012

reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes and offsetting factors. Similar concerns apply to your results of operations disclosures provided in your subsequent Forms 10-Q filed in 2011.

Company response:

We will refine our disclosure in future filings as necessary to ensure that investors are able to quantify the impact of acquisition activity on our results of operations. In addition, we will quantify material sources of changes in revenues and expenses where such changes are attributed to two or more factors, consistent with Instruction 4 to Item 303(a) and Section III.D of SEC Release No. 33-6835.

Liquidity and Capital Resources, page 43

7.	We note you disclose on page 45 that you were in compliance with the financial covenants of your loan agreements. In light of your significant debt balance, indicate your consideration of expanding these disclosures to include the material terms of the various loans outstanding (e.g., material actual ratios/actual amounts) rather than a general statement that you are in compliance with the financial covenants. In addition, please expand your future filings to discuss the potential consequences of not complying with or being able to amend debt covenants in the future. Describe your consideration of disclosing and analyzing factors that could reasonably likely result in non-compliance with these covenants. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Company response:

We significantly expanded the discussion of our debt facilities following the consummation of our bond offering and the entry into our amended and restated credit agreement in May 2011 in both our second and third quarter 10-Q filings in 2011. Specifically, on page 50 of our Form 10-Q for the period ended September 30, 2011 (“Q3 10-Q”), we disclosed our financial covenants as follows:

“The Credit Agreement contains customary financial maintenance covenants, including a (i) maximum total leverage ratio as of the last date of any fiscal quarter not to exceed 4.25 to 1.00; (ii) a minimum interest coverage ratio of at least 3.00 to 1.00; and (iii) a maximum senior secured leverage ratio not to exceed 3.25 to 1.00.”

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January 6, 2012

We are in compliance with these ratios, with substantial headroom for future borrowings. We also have significant capacity under our revolving line of credit. As a result, we believe our disclosure in our Q3 10-Q is appropriate and provides relevant information to our investors. We also expanded our risk factors to highlight the potential consequences of not complying with or not being able to amend our debt covenants in the future. See for example Risk Factors #10 (“Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our outstanding debt.”) on page 55, and #11 (“Instruments governing our indebtedness subject us to various restrictions that could limit our operating flexibility.”), #12 (“We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.”), and #13 (“Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.”) on page 56 of our Q3 10-Q. We will continue to include this level of disclosure in our future filings, including our Form 10-K for the year ended December 31, 2011.

Financial Statements

Consolidated Statement of Operations, page 51

8.	Tell us your consideration of presenting the salaries and benefits as cost of revenues and/or general and administrative expenses in order to present its function. See Rule 5-03 of Regulation S-X. Please advise.

Company response:

We take note of the Staff’s question, but believe that our current presentation is most meaningful to investors and most accurately reflects the way we manage and track our businesses. Specifically, given that many components of our business have either a strong servicing and/or fixed cost nature, we believe that focusing on the true variable costs associated with our revenues provides a reader of our financial statements with the most insight into how our cost structure varies with our revenue streams. We define our “external costs of sales” (“COGS”) to focus on the direct external cost of revenues.

We do not classify salaries and wages or other internal operating costs on a functional basis in our income statement as we do not track or manage our operations this way, nor do we have systems that could provide us with this data.

In future filings, we will include additional disclosure in our critical accounting policies section and footnotes to the financial statements as follows:

“External cost of revenues. External cost of revenues represents the direct incremental costs paid to outside parties to obtain information and/or services necessary to generate specific revenues, representing the variable costs associated with our revenues. We do not include any component of salaries and wages or depreciation and amortization in our external cost of revenues.”

Securities and Exchange Commission

January 6, 2012

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Cash equivalents, page 57

9.	We note your disclosure that escrow deposits administered by you are not included in your balance sheets. We also note your disclosure that you could be held contingently liable for the incorrect disposition of these assets. Please tell us in greater detail how you determined that these escrow balances should not be included in your balance sheets. In your response, tell us more about the nature of this business service and if you receive the interest income related to these escrow accounts. Further, indicate your obligation in the event that these assets loss value. Cite the accounting literature that supports your accounting.

Company response:

In Note 2 to our audited financials included in the 10-K, we provide under “Cash and Cash Equivalents” on page 57 that “We administer escrow deposits as a service to our customers . . . Escrow deposits held at third-party financial institutions are not considered our assets and, therefore, are not included in the accompanying consolidated balance sheets. However, we could be held contingently liable for the incorrect disposition of these assets.”

The deposits to which we refer are from our various tax outsourcing service clients on whose behalf we administer payments to various real estate property taxing authorities. In addition, the loss we describe in this disclosure relates to our liability to clients should we make an error or omission in administering the payments to taxing authorities, not to any loss in value of an escrow account from investments made therein. By way of example, as of December 31, 2010 and 2009 we maintained reserves of $16.7 million and $17.5 million, respectively, to account for any exposures related to any errors or omitted payments related to our tax services business.

By way of background, during all but the final few business days in the tax payment cycle, our clients accumulate consumer mortgage escrow payments in client custodial accounts over which we have no ownership and receive no interest income. As part of the payment process cycle, in the two to five business days before a particular jurisdiction’s tax payments are due, client funds are typically moved from the individual client custodial accounts into a single escrow account we have established with a third-party escrow agent. The step of moving client funds into a consolidated account increases our processing efficiency and accuracy by enabling us to consolidate and reconcile the tax payments due and present them to the taxing authority in a single file on behalf of multiple clients. The funds are not commingled into CoreLogic operating bank accounts, but rather pass briefly into the CoreLogic escrow account pending transmission onto the appropriate taxing authority. Our clients have provided us with limited authority with respect to these funds, specifically permitting us to perform the tasks needed to process and remit the tax payments.

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January 6, 2012

The funds in the CoreLogic escrow account are invested in specified low-risk, liquid investments. We earn interest income on the funds on deposit in this escrow account, and bear the theoretical risk of any loss from investment. However, we have not historically incurred any investment losses and thus do not maintain any reserves for losses in value on these investments.

We have determined that the funds maintained in both the client custodial accounts and the third-party escrow account should not be included on our balance sheet as these funds are for use solely for our customers’ tax payments and are not our assets.

There is no specific accounting guidance that addresses the treatment of escrow funds related to tax servicing. Therefore we considered other guidance which was analogous to our facts and circumstances for tax servicing. Given the nature of the escrow arrangement, and CoreLogic’s role as “trustee” or “escrow agent” on behalf of its clients, we considered guidance from the AICPA Audit & Accounting Guides for Depository and Lending Institutions. An excerpt from Chapter 20 is shown below:

“While a trust department or trust company may have responsibility for the custody of trust assets, they are not assets of the institution and, therefore, should not be included in the institution's financial statements. However, cash accounts of individual trusts are often deposited with the institution in demand and time deposit accounts, and revenues and expenses related to fees for trust activities are recognized in the institution's income. Trust department income should be presented on the accrual basis. Financial institutions often make financial statement disclosures describing the nature of the trust activities and are required to apply the provisions of Financial Accounting Standards Board (FASB) Statement on Financial Accounting Standards No. 5, Accounting for Contingencies, to any contingencies that may exist related to trust activities.”

Based on the above, we believe excluding the escrow funds from our consolidated balance sheet and including interest income from escrow funds investments in our consolidated statement of operations is appropriate.

In future filings, we will revise our disclosure to provide as follows: “Escrow deposits held at third-party financial institutions are not our funds and, therefore, are not included in the accompanying consolidated balance sheets. However, under our contracts with our customers, if we make a payment in error or fail to pay a taxing authority when a payment is due, we could be held liable to our customers for all or part of the financial loss they suffer as a result of our act or omission.”

Securities and Exchange Commission

January 6, 2012

Capitalized data and database development costs, net, page 59

10.	Your disclosure indicates that you have made no provision for depreciation or amortization for your flood zone certification database. Please tell us in greater detail how you determined that this database qualifies as an indefinite life asset. In this regard, provide a detailed analysis of the factors that supports your conclusion, including your consideration of a competitor’s ability to develop a similar database and the ease or difficulty for this to occur.

Company response:

Our flood zone certification database is primarily comprised of catalogued flood zone information, which includes legal descriptions, historical records of flood zone status, parcel boundaries, geographical/cadastral maps and census reports. Flood certifications are updated frequently by updating the status of the different components of the database.

For flood zone databases acquired, we capitalize the fair value of those databases acquired as part of our purchase price allocation. Costs incurred to maintain and update the different components of our entire flood zone database are expensed as incurred. We analyze our databases for impairment annually or when events or circumstances occur that may indicate that the carrying amount of flood zone certification database has been impaired.

There is no specific accounting guidance that addresses the treatment of our flood zone certification database. However, ASC 950-30, Intangibles – Goodwill and Other, addresses accounting for title plants which we believe is highly analogous to our database. Under ASC 950-30, title plants are not to be depreciated or charged to income unless circumstances indicate the carrying amount has been impaired.

ASC 950-30 describes the accounting and reporting for title plant and related intangible assets. A title plant consists of all of the following:

•	Indexed and catalogued information for a period concerning the ownership of, and encumbrances on, parcels of land in a particular geographic area,

•	Information relating to persons having an interest in real estate,

•	Maps and plats,

•	Copies of prior title insurance contracts and reports, and

•	Other documents and records.

A title plant constitutes a historical record of all matters affecting title to parcels of land in a particular geographic area. The number of years covered by a title plant varies, depending on regulatory requirements and the minimum information period considered necessary to issue title insurance policies efficiently.

We believe this guidance to be analogous to our facts and circumstances for our flood database. As part of our flood business, we provide property-specific flood determinations to lenders based upon the FEMA Flood Insurance Rate Map per federal regulations, leveraging a comprehensive database of digital maps and parcels. In addition, we provide flood determinations for the

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January 6, 2012

property and casualty insurance industry in order to properly rate a flood policy. Our flood database also contains our spatial solutions business, which provides geographic information system (GIS)-based technology, parcel database and natural risk hazard models.

Our flood database is similar to a title plant in that it constitutes a historical record of parcel specific flood determinations in a particular geographic area which our enterprise uses in daily operations. This information is relevant to persons having an interest in real estate and does not diminish in value with the passage of time. The database consists of digital maps, plats and parcel specific flood determinations based upon the FEMA Flood Insurance Rate Map and maintains a history of previous flood zone determinations. The database is updated frequently and the associated costs are expensed as incurred, which is consistent with ASC 950-30. It has taken many years and considerable expense to acquire the parcel specific data covering a large percentage of the United States as well as the time and expense to digitally convert the analog maps still employed by FEMA today.

Note 22. Unaudited Quarterly Financial Data, page 90

11.	Revise future filings to disclose either the cost of revenues or gross profits for each quarterly financial data. See SAB Topic 6G1(a) – Question 2.

Company response:

As we indicated in our response to Comment #8, we take note of the Staff’s comment, but believe that our current income statement presentation is most meaningful to investors and most accurately reflects the way we manage and track our businesses and provides a reader of our financial statements with the most insight into how our cost structure varies with our revenue streams. That is why we present our income statement on a “one-step basis” and do not present a gross profit line item. Moreover, we neither use nor find relevant a gross margin metric to be useful in measuring our financial performance.

In practice, registrants that disclose gross profit do so only when COGS includes all costs directly related to the production of revenues including depreciation, intangible amortization, direct labor costs, and facilities costs. As we do not include all of these components in our COGS disclosure, we do not include a gross profit line item in our income statement. Our income statement presentation has been driven by how we manage our business and what the Company believes to be the most meaningful presentation for investors. As such, in future filings we will include both, “Income from operations” and “Equity in earnings of affiliates, net of tax” because we believe these are more meaningful measures for inclusion in our quarterly financial data disclosure as described in SAB Topic 6G1(a) – Question 2. “Income from operations” is a profit measure which includes all of our operating expenses, consistent with how we manage our business, and “Equity in earnings of affiliates, net of tax” represents a material component of our earnings.

Securities and Exchange Commission

January 6, 2012

Form 8-K filed on May 5, 2011

12.	We believe the non-GAAP operating statement columnar format presented on page 12 through 28 in Exhibit 99.1 of your Form 8-K filed on May 5, 2011 appears to convey undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K or Regulation G. Similar concerns apply to your non-GAAP operating statement columnar format appearing in Exhibit 99.1 of your Form 8-K’s filed on February 24, 2011, August 4, 2011, and November 3, 2011.

Company response:

We have reviewed our presentation of our reconciliations of non-GAAP financial measures on pages 12 through 28 in Exhibit 99.1 of our Form 8-K filed on May 5, 2011. We respectfully refer the Staff to our reconciliations of non-GAAP financial measures included on pages 7 to 8 of Exhibit 99.1 of our Form 8-K filed on November 3, 2011. We substantially revised the format of our reconciliations of non-GAAP measures to eliminate the operating statement columnar format and to present only the individual non-GAAP line items which require reconciliation. With the Staff’s permission, we intend to use this format to the extent we include non-GAAP measures in our future reporting. An example of our revised presentation of reconciliations is set forth on Exhibit A attached hereto.

13.	We refer you to your non-GAAP tables appearing on pages 12 through 28 in Exhibit 99.1 of your Form 8-K filed on May 5, 2011. Please tell us your basis of including the adjustments in the “1Q11 Adjustments” column and “1Q11 Reclass. of Equity in Earnings of Affiliates.” In your response, tell us why you believe including equity method earnings as your revenue is proper. Similar concerns apply to your non-GAAP operating statement columnar format appearing in Exhibit 99.1 of your Form 8-K’s filed on February 24, 2011, August 4, 2011, and November 3, 2011.

Company response:

We have included the adjustments in the “1Q11 Adjustments” column and in our presentation of adjustments in subsequent quarters, to provide investors with additional insight into the operational performance of the Company relative to earlier periods in light of the Company’s ongoing transformation related to our separation from First American Financial Corporation (the “Separation”). We believe that by identifying items related to the Separation of the Company, investors will have a better understanding of our recurring EBITDA. Similarly, we have included equity method earnings as our revenue to assist our investors with understanding our business on a comparative basis for periods prior to the Separation. The inclusion of equity method earnings as a component of revenue is a common practice in the insurance industry. Our revenue reporting prior to the Separation was consistent with this practice.

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We believe the current continuation of this practice provides our investors with the ability to compare our performance before and after the Separation on a consistent basis. We intend to discontinue this presentation in our first quarterly filing in 2012 as the Company continues to transform as a stand-alone operation.

14.	Notwithstanding the comments above, if you continue to believe your current presentations on pages 11 through 28 are acceptable, please tell us your considerations of clearly identifying each of these tables as being “non-GAAP”. Similar concerns apply to the tables included in Exhibit 99.1 of your Form 8-K’s filed on February 24, 2011, August 4, 2011, and November 3, 2011.

Company response:

We believe that the presentation of our reconciliations on pages 7 through 8 of our Third Quarter Press Release eliminates the operating statement columnar format. To provide further clarity, in future filings, we will identify these tables as “Reconciliations of Non-GAAP Financial Measures.”

Form 10-Q for the Quarterly Period ended September 30, 2011

Note 4 – Goodwill, page 14

15.	We note that your operating revenue and income from operations decreased in 2010 from 2009 for your Business and Information Services as disclosed on page 35 of your Form 10-K. Your disclosure on page 36 of your Form 10-K indicates that the decline in 2010 revenue in your mortgage origination services group is primarily due to lower overall mortgage originations. We further note, that your operating revenue and income from operations for your Business and Information Services segment continued this trend and declined in the first nine months of 2011 compared to first nine months of 2010 as disclosed on page 33 of your Form 10-Q for the quarterly period ended September 30, 2011. Your disclosure on page 14 indicates that you used revenue growth rates, among other key assumptions, in your interim impairment testing. In light of the current decline in the housing market, particularly fewer mortgage originations, tell us how these trends impacted your assumptions related to revenue growth rates in your impairment analysis of your Business and Information Services reportable segment.

Company response:

When determining the fair value of a reporting unit, including the mortgage origination services reporting unit, we use estimates and assumptions including revenue growth rates. Expected cash flows and related growth rates utilized are derived from management’s budget process, which is reviewed and approved by the Company’s Board of Directors. As it relates to projecting mortgage origination services revenue, management has historically utilized the Mortgage Bankers Association (“MBA”) mortgage originations forecast, which covers three forecasted years. Management also considers forecasts from financial institutions and the private mortgage insurance industry.

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January 6, 2012

Our projected revenues for the mortgage origination services reporting unit were projected to be lower than 2011 levels in both 2012 and 2013. The interim goodwill impairment analysis as of August 31, 2011 resulted in a lower fair value compared to our annual impairment analysis performed in 2010. While we noted a decline in fair value of our mortgage origination reporting unit for 2011, we noted no impairment as our fair value exceeded our carrying value by more than 25%. We will continue to reevaluate our estimates and assumptions used when assessing the fair value of goodwill.

Note 14 – Litigation and Regulatory Contingencies, page 25

16.	If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Company response:

We have reviewed our loss contingencies to determine whether a reasonable possibility exists that a loss exceeding amounts already recognized may have been incurred, and if so, to estimate the possible loss or range of loss. For each such loss contingency where we have determined there is a reasonable possibility of a loss exceeding amounts already recognized, we have determined that the estimated range of loss in excess of amounts already recognized is immaterial. We will evaluate our loss contingencies again prior to our next periodic filing, but assuming that we reach the same conclusion, we propose to make the following disclosure:

“The Company does not believe there is a reasonable possibility that a material loss exceeding amounts already accrued may have been incurred.”

Securities and Exchange Commission

January 6, 2012

Note 15 – Discontinued Operations, page 26

17.	We note that you have determined to close your marketing services business, as well as you are actively pursuing the sale of your consumer services, transportation services, and your wholly-owned appraisal management services businesses. Please provide us with your analysis used to determine if pro forma financial information should be provided in a Form 8-K related to these discontinued operations. Refer to Article 11 of Regulation SX and Question 129.01 of our Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

Company response:

The following table sets forth our analysis used to determine that pro forma information was not required related to our discontinued operations:

Discontinued Operations Significance Test

Corelogic, Inc.

As of December 31, 2010

			Leadclick	Consumer Services	Appraisal	Transportation
Investment Test
	Numerator	The carrying value of the disposed business	155,725	22,890	21,113	22,385
	Denominator	Registrant’s total assets	3,219,832	3,219,832	3,219,832	3,219,832

	Ratio		4.84%	0.71%	0.66%	0.70%

Asset Test	Numerator	Total assets of disposed business	167,165	32,276	33,117	29,717
	Denominator	Registrant’s total assets	3,219,832	3,219,832	3,219,832	3,219,832

	Ratio		5.19%	1.00%	1.03%	0.92%

Income Test	Numerator	Pre-tax income from cont. ops of disposed bus.	(9,209)	11,949	8,302	1,432
	Denominator	Registrant’s pre-tax income from cont. ops.	154,433	154,433	154,433	154,433

	Ratio		5.96%	7.74%	5.38%	0.93%

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Acquisition and Divestiture Activity, page 36

18.	We note your Form 8-K furnished on July 26, 2011, indicates that you entered into a definitive agreement under which Cognizant will acquire CoreLogic Global Services Private Limited. We further note your disclosure indicates that this transaction is expected to close in August 2011. It does not appear that you discuss this transaction in your Form 10-Q for the quarterly period ended September 30, 2011. Please advise.

Securities and Exchange Commission

January 6, 2012

Company response:

We respectfully refer the Staff to our discussion on page 25 of our Form 10-Q for the quarterly period ended September 30, 2011 where we discuss the completion of the sale of our former India-based captive operations. We did not include a description of this transaction in the Acquisition and Divestiture Activity disclosure because our captive operations were not considered an operating business. Our disclosure in Acquisition and Divestiture Activity is limited to the acquisition and divestiture of our business operations. As part of the Cognizant transaction, we entered into a Master Professional Services Agreement and supplement with Cognizant under which Cognizant will provide a range of business process and information technology services to us. The expenses related to these services are not materially different pre- and post-transaction. Furthermore, as we will have continuing involvement with Cognizant, we have not classified this operation as discontinued operations consistent with ASC 205-20.

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In the instances indicated above, we believe that revisions in response to the Staff’s comments will enhance our disclosure. However, we believe that the filings in question substantially comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience.

If there is anything we can do to facilitate your review, please do not hesitate to contact the undersigned at (714-250-6161). In addition, you are welcome to contact Terry Theologides, our General Counsel at (714-250-7662) or the following lawyer at Sidley Austin LLP: Sharon Flanagan (415-772-1271).

Securities and Exchange Commission

January 6, 2012

Very truly yours,

CORELOGIC, INC.

By:	/s/ Frank D. Martell
Name: Frank D. Martell
Title: Chief Financial Officer

Securities and Exchange Commission

January 6, 2012

EXHIBIT A

RECONCILIATIONS OF NON-GAAP TO ADJUSTED FINANCIAL RESULTS

FOR CONSOLIDATED CORELOGIC, INC.

	For the Three Months Ended September 30, 2011
(in thousands)	As Reported	Equity in Earnings	Severance	Efficiency Investments	Asset Impairments	Spin Costs	As Adjusted
Revenue
Data & Analytics	$184,509	$2,089	$—	$—	$—	$—	$186,598
Business and Information Services	169,587	11,639	—	—	—	—	181,226
Corporate	(5,650)	175	—	—	—	—	(5,475)

CoreLogic	$348,446	$13,903	$—	$—	$—	$—	$362,349

Pretax Income
Data & Analytics	$27,928	$2,089	$125	$—	$6,463	$—	$36,605
Business and Information Services	25,276	11,639	1,243	—	502	—	38,660
Corporate	(43,901)	175	338	10,052	(600)	—	(33,936)

CoreLogic	$9,303	$13,903	$1,706	$10,052	$6,365	$—	$41,329

EBITDA
Data & Analytics	$53,665	$—	$125	$—	$1,152	$—	$54,942
Business and Information Services	43,096	—	1,243	—	—	—	44,339
Corporate	(24,290)	—	338	10,052	—	—	(13,900)

CoreLogic	$72,471	$—	$1,706	$10,052	$1,152	$—	$85,381